Filed pursuant to Rule 424(b)(3)
Registration No. 333-166990

Prospectus Supplement No. 2

Dated December 21, 2010

To Prospectus Dated July 20, 2010

OCZ Technology Group, Inc.

5,218,395 Shares of Common Stock

2,910,641 Shares of Common Stock issuable upon the exercise of outstanding Warrants

This prospectus supplement supplements the prospectus, dated July 20, 2010, of OCZ Technology Group, Inc., as amended and supplemented by the prospectus supplement dated November 16, 2010, which is part of a registration statement on Form S-1 (File No. 333-166990) filed with the Securities and Exchange Commission relating to the public offering and sale of securities by the selling shareholders as described therein.  This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus, as supplemented to date.

This prospectus supplement includes information to update the exercise prices of those certain warrants to purchase shares of our common stock issued to the selling stockholders identified therein in connection with the March 23, 2010 private placement transaction.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated July 20, 2010, as amended to date, with respect to the securities described above, including any amendments or supplements thereto.

Investing in our common stock is highly speculative and involves a high degree of risk.  You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 6 of the prospectus.

Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved Of These Securities Or Passed Upon The Adequacy Or Accuracy Of This Prospectus. Any Representation To The Contrary Is A Criminal Offense.

The date of this prospectus supplement is December 21, 2010

Warrant Repricing

The following information is provided to update the exercise prices of those certain warrants to purchase shares of our common stock issued to the selling stockholders identified therein in connection with the March 23, 2010 private placement transaction (collectively, the “Warrants”).

Specifically, on November 2, 2010, the Company notified the selling stockholders that the warrant exercise price of the Warrants was changed from $5.25 to $4.88.  Pursuant to the terms of the Warrants, the warrant exercise price is subject to certain anti-dilution adjustments from time-to-time upon the occurrence of certain events, including the issuance of equity securities at a per share price less than the then effective warrant exercise price, subject to certain exceptions.  On November 2, 2010, the Company issued and sold 7,139,960 shares of Common Stock at a price per share of $3.08125, together with warrants to purchase up to an aggregate of 1,784,996 shares of Common Stock at an exercise price of $5.25 per share (the “Shares”), pursuant to that certain Securities Purchase Agreement, dated October 29, 2010 (the “November 2010 Financing”).  Pursuant to Section 4(b) of the Warrants, concurrently with the issuance of the Shares, the warrant exercise price was reduced by $0.37 to $4.88.